                                 EISEMAN LEVINE
                             LEHRHAUPT & KAKOYIANNIS

                           A PROFESSIONAL CORPORATION

                                845 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                            TELEPHONE (212) 752-1000
                            FACSIMILE (212) 355-4608



                                February 3, 2006




United States Securities and Exchange Commission
Division of Corporate Finance (Mail Stop 3561)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Duc Dang and Jay Williamson

                                         Re:    Alpha Security Group Corporation
                                                Amendment No. 1 on Form S-1
                                                Registration Statement
                                                SEC File No. 33-127999

Dear Mr. Dang and Mr. Williamson:

          On behalf of our client, Alpha Security Group Corporation (the "Company"), we hereby submit for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 on Form S-1 Registration Statement (the "Registration Statement"). The following discussion in reference to the Registration Statement is in response to the Staff's comment letter, dated October 6, 2005, (the headings and numbered paragraphs correspond to the headings and numbered paragraphs in the Staff's comment letter):

General

          1. The staff will be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

          2. We have been advised that no officer, director, affiliate, underwriter or attorney of the Company has been involved with any other blank check companies that have registered or are seeking to register firm commitment offerings except Maxim Group LLC, the representative of the underwriters in this offering, has advised us that it proposes to act (pending effectiveness) or has acted as managing underwriter or underwriter in the offerings of blank check companies as set forth on the list attached to this transmittal letter.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 2



Prospectus Cover Page

          3. Maxim Group LLC has informed us that they are aware of the applicability of Regulation M and at such time as Maxim Group LLC is entitled to receive such additional 1% fee or a finder's fee Maxim Group LLC will comply with Regulation M as it applies to such transaction.

          4. We have added disclosure to the prospectus cover page referencing the representative's purchase option.

Prospectus Summary, page 1

          5. See revised disclosure in prospectus summary on pages 1 and 2 of the Registration Statement.

          6. The disclosure pertaining to officer compensation arrangements has been deleted.

          7. The disclosure that the common stock and warrants "may" trade separately has been made because as disclosed it is subject to the Company filing a Current Report on Form 8-K within 3 days of the consummation of the offering and Maxim has the right to accelerate the date of separate trading. (See disclosure on page 3 of the Registration Statement). See disclosure of factors that Maxim will consider in determining to accelerate the date of separate trading. The public will be notified of any accelerated separate trading in the form of the Company filing a Current Report on Form 8-K and issuing a press release.

          8. See amended disclosure on page 4 clarifying that the redemption provisions of the warrants also cover the warrants underlying the units subject to the representative's purchase option, provided that such purchase option has been exercised.

Risk Factors, page 9

          9. See amended disclosure in the first risk factor on page 9 of the Registration Statement regarding interest income.

          10. See amended disclosure on page 11 of the Registration Statement regarding the circumstances in which Messrs. Wasserman and Blaha would have personal liability.

          11. We respectfully believe that the risks disclosed in risk factor 11 pertain specifically to the Company as a blank check company where current management is not obligated to remain with the Company following a business combination and the fact that there may be new management following a business combination.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 3



          12. See amended disclosure in the use of proceeds section on page 26 of the Registration Statement.

          13. See amended disclosure in risk factor 20 and the use of proceeds section on page 26 setting forth the basis of the Company's beliefs.

          14. We respectively believe that risk factor 30 covers the risks associated with acquisitions and to break-up the risks into separate risk factors would dilute the disclosure. Similarly in risk factor 32 we believe changes in government contracting policies and fiscal policies are interrelated and are best presented in one risk factor.

          15. See amended disclosure in risk factor 33 on page 21 of the Registration Statement.

          16. We respectfully believe that the disclosure in risk factor 37 appropriately addresses the competitive risks facing the Company within the homeland security and defense industries. Greater specificity with respect to competitive risks can not be disclosed until a business combination is consummated.

          17. Risk Factor 38 addresses the risk of not being able to retain management of the target business or other skilled personnel while Risk Factor 11 addresses the risk associated with current management not being retained following a business combination.

Use of Proceeds, page 25

          18. See amended disclosure with respect to down payment on page 26 of the Registration Statement.

          19. We have amended the line item previously labeled "Legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination" to remove the reference to due diligence so as to avoid any confusion with the line item entitled "Due Diligence of prospective target business". See amended disclosure reflecting that the line item "Due diligence of prospective target businesses" will be used to pay existing stockholders for their out-of-pocket expenses as well as due diligence expenses for market research firms and third party consultants, but if such line item amount is insufficient, any excess out-of-pocket expenses would be paid from excess working capital as disclosed on page 26 of the Registration Statement.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 4



          20. As stated in footnote 1 on page 25 of the Registration Statement the loans from Messrs. Wasserman and Blaha have been used to pay a portion of the offering expenses and will be repaid upon consummation of the offering from a portion of the proceeds of the offering not being placed in trust. As disclosed on page 26 in the last paragraph, the line items to be depleted to repay the loans include "SEC registration fees, NASD registration fee, legal fees and expenses and accounting fees and expenses".

          21. See disclosure in footnote 2 on page 25 of the Registration Statement.

          22. See tabular presentation of the components of the pro forma book value per share calculation on page 29 of the Registration Statement.

Management's Discussion and Analysis, page 31

          23. See amended disclosure on page 32 of the Registration Statement.

          24. The size of the offering and the proceeds not held in trust were determined by the Company and Maxim Group LLC, the representative of the underwriters, based upon management's estimate of the appropriate amount of funds to consummate a business combination (after deducting estimated expenses of the offering) as well as market conditions for offerings of this type. Disclosure in the fourth paragraph on page 63 sets forth the factors considered in determining the prices and terms of the units, including the common stock and warrants. We have been advised that no officer, director, or any affiliate, agent or other representative has taken any direct or indirect measures to locate a target business and no unaffiliated entities have approached the Company with possible candidates.

          25. See additional disclosure regarding finder's fees paid to non-professionals on page 37 of the Registration Statement.

          26. The disclosure on page 34 under "Management and Board Expertise and Experience" highlights the background of management and the Board members and is consistent with the Item 401 disclosure set forth in "Management-Directors and Executive Officers".

          27. The disclosure on page 34 has been deleted so as to not be repetitive.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 5



          28. See additional disclosure. As disclosed, the Company expects that the investment banking opinion will be included in the proxy soliciting materials furnished to stockholders in connection with a business combination.

          29. The disclosure on page 42 regarding intense competition may be reconciled with the disclosure on page 34 in that while the Company may encounter intense competition in sourcing and consummating a business combination, the Company believes the experience and contacts of its officers, directors and special adviser give it an advantage in sourcing and consummating a business combination.

          30. See amended disclosure.

          31. See amended disclosure.

Management, page 46

          32. See amended disclosure.

          33. We have been advised that Steven M. Wasserman, Chief Executive Officer and President of the Company, was employed as President and Chief Executive Officer of Pudgies Chicken, Inc. ("Pudgies") for the period 1995 to 1998. Since Mr. Wasserman's affiliation with Pudgies was in excess of five years ago in accordance with Item 401 of S-B this affiliation is not required to be disclosed. Our research revealed that Steven F. Wasserman, a different person from the Chief Executive Officer and President of the Company, was affiliated with Embryo Development Corp.

Conflicts of Interest, page 49

          34. See additional disclosure.

          35. See amended disclosure regarding warrant purchase commitments.

          36. See amended disclosure on pages 52, 53 and 63 of the Registration Statement regarding the applicability of Regulation M to the warrant purchase agreements.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 6



Certain Transactions, page 54

          37. Mr. Wasserman and Mr. Blaha will manage the affairs of ASG. We do not believe the disclosure of their relationship with ASG is required under Item 401 of Regulation S-B because their relationship with ASG would not be considered a material business experience within the last five years requiring disclosure and ASG is an entity formed simply to be paid the overhead fee of $7,500 per month following consummation of the offering.

          38. We have been advised that there is no agreement for Ms. Haffner to participate in the Company's business plans. We have been further advised that Mr. Wasserman knows Ms. Haffner from the insurance business as they met approximately seven years ago.

          39. See additional disclosure on page 63.

          40. While this paragraph speaks of future transactions, we believe this disclosure is appropriate as it obligates the Company and it insures the public that related party transactions will only be entered into on terms no less favorable than are available from unaffiliated third parties.

Underwriting page 60

          41. Maxim Group LLC has advised us that neither it nor any underwriter will engage in any electronic offer, sale or distribution of the Company's securities. This response will be supplemented if the Company or Maxim become aware of any additional member of the underwriting syndicate that may engage in electronic offers, sales or distributions.

          42. We have been advised by Maxim Group LLC that the underwriters do not have any arrangements with a third party to host or access the Company's preliminary prospectus on the Internet. The staff will be subsequently advised if such arrangements occur in the future.

          43. Neither the Company nor the underwriters intend to engage in a directed units program.

Where You Can Find Additional Information, page 65

          44.     See amended disclosure.

     EISEMAN LEVINE
LEHRHAUPT & KAKOYIANNIS


United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2006
Page 7



Financial Statements, page F-1

          45. A currently dated consent has been provided as required by Article 3 of Regulation S-X.

Note 5 - Commitments and Contingencies, page F-9

          46. Note 5 has disclosure of the material terms of the representative's unit purchase option. The unit purchase option does not contain a cashless exercise provision. See additional disclosure regarding the representative's unit purchase option.

          47. See additional disclosure regarding the 1% fee payable to Maxim upon the closing of a business combination.

          Please contact the undersigned with your comments and questions relating to this filing as soon as possible.


                                                     Sincerely,


                                                     Sam Schwartz

SS :vc
cc:      Steven Wasserman, CEO
         Alpha Security Group Corporation
         Maxim Group LLC

             SPAC OFFERINGS - MAXIM GROUP LLC - OFFERING INFORMATION

                                                                                                                            UNIT
                                                 WARRANT                                                                  OFFERING
             SPAC NAME         STOCK TICKER      TICKER      UNIT TICKER   UNDERWRITER ROLE       NEW COMPANY NAME          PRICE
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
COMPLETED ACQUISITION
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Millstream Acquisition Corp.       NHRX           NHRXW         NHRXU         Underwriter     NationsHealth                   $6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Internation Shipping
Enterprises, Inc.                  BULK           BULKW         BULKU         Underwriter     Navios Maritime Holdings        $6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Chardan China Acquisition
Corp.                              SEED           SEEDW         SEEDU         Underwriter     Origin Seed Tech., Inc          $6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Trinity Partners Acquistion
Co. Inc.                           FREE       FREEW / FREEZ       -           Underwriter     FreeSeas, Inc                   10.50
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
ANNOUNCEMENT OF ACQUISITION
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
CEA Acquisition Corp.              CEAC           CEACW         CEACU         Underwriter     eTrials Worldwide, Inc           6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Rand Acquisition Corp.             RAQC           RAQCW         RAQCU         Underwriter     Lower Lakes Towing, Ltd.         6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Great Wall Acquisition Corp.       GWAQ           GWAQW         GWAQU         Underwriter     ChinaCast Comm. Holdings         6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Tremisis Energy Acquisition
Corp.                              TEGY           TEGYW         TEGYU         Underwriter     Ram Energy, Inc.                 6.00
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Sand Hill IT Security              SHQC           SHQCW         SHQCU         Underwriter     St. Bernard                      6.00
Acquisition Corp.                                                                             Software, Inc.
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
PENDING ANNOUNCEMENT
OF ACQUISITION
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Paramount Acquisition Corp.        PMQC           PMQCW         PMQCU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Cold Spring Capital Inc.            CDS           CDSW          CDS.U             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Platinum Energy Resources
Inc.                               PGRI           PGRIW         PGRIU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Key Hospitality                    KHPA           KHPAW         KHPAU        Lead Manager     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Federal Services Acquisition       FDSA           FDSAW         FDSAU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Coconut Palm Acquisition           CNUT           CNUTW         CNUTU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

             SPAC OFFERINGS - MAXIM GROUP LLC - OFFERING INFORMATION

                                                                                                                            UNIT
                                                 WARRANT                                                                  OFFERING
             SPAC NAME         STOCK TICKER      TICKER      UNIT TICKER   UNDERWRITER ROLE       NEW COMPANY NAME          PRICE
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Ad.Venture Partners, Inc.          AVPA           AVPAW         AVPAU         Co-Manager      -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Ithaka Acquisition                 ITHK           ITHKW         ITHKU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Stone Arcade Acquisition           SCDE           SCDEW         SCDEU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Chardan China Acquisition
Corp. II                           CNCA           CNCAW         CNCAU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Chardan China Acquisition
Corp. III                          CSCA           CSCAW         CSCAU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Healthcare Acquisition
Corp.                               HAQ           HAQ.W          HAQU        Sole Manager     -                                 8.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Juniper Partners                   JNPP           JNPPW         JNPPU         Underwriter     -                                10.5
Acquisition Corp. - A Units
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Juniper Partners                   JNPP           JNPPW         JNPPZ         Underwriter     -                                10.1
Acquisition Corp. - B Units
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Fortress America                   FAAC           FAACW         FAACU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Israel Tech Acquisition
Corp.                              ISLT           ISLTW         ISLTU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Oakmont Acquisition                OMAC           OMACW         OMACU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Services Acquisition Corp.          SVI           SVIW          SVI.U         Underwriter     -                                 8.0
International
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
TAC Acquisition Corp               TACA           TACAW         TACAU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Courtside Acquisition Corp          CRB           CRBW           CRBU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
KBL Healthcare Acquisition
Corp. II                           KBLH           KBLHW         KBLHU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Terra Nova Acquisition Corp.       TNVA           TNVAW         TNVAU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Mercator Partners
Acquisition Corp.                  MPAQ           MPAQW         MPAQU         Underwriter     -                                10.5
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Ardent Acquisition Corp.           AACQ           AACQW         AACQU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Aldabra Acquisition Corp.          ALBA           ALBAW         ALBAU             No          -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Coastal Bancshares
Acquisition Corp.                  CBAS           CBASW         CBASU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Millstream II
Acquisition Corp.                  MSMA           MSMAW         MSMAU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

             SPAC OFFERINGS - MAXIM GROUP LLC - OFFERING INFORMATION

                                                                                                                            UNIT
                                                 WARRANT                                                                  OFFERING
             SPAC NAME         STOCK TICKER      TICKER      UNIT TICKER   UNDERWRITER ROLE       NEW COMPANY NAME          PRICE
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
China Unistone
Acquisition Corp.                  CUAQ           CUAQW         CUAQU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
China Mineral
Acquisition Corp.                  CMAQ           CMAQW         CMAQU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Arpeggio Acquisition Corp.         APGO           APGOW         APGOU         Underwriter     -                                 6.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Endeavor Acquisition Corp           EDA           EDA.W         EDA.U             No          -                                 8.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Boulder Specialty
Brands, Inc.                       BDSB           BDSBU         BDSBW             No          -                                 8.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Star Maritime
Acquisition Corp.                   SEA           SEA.U         SEA.Q        Lead Manager     -                                10.0
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
IN REGISTRATION
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Asia Automotive
Acquisition Corp.                                                                             -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Grubb & Ellis Realty
Advisors, Inc.                                                                                -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Media & Entertainment
Holdings, Inc.                                                                                -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Healthcare Acquisition
Partners Corp.                                                                                -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Oracle Healthcare
Acquisition Corp.                                                                             -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Affinity Media
International Corp.                                                          Sole Manager     -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Jaguar Acquisition Corp.                                                                      -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Global Logistics
Acquisition Corp.                                                                             -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Highbury Financial Inc                                                                        -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Community Bankers
Acquisition Corp                                                                              -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Santa Monica Media Corp.                                                                      -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Israel Growth Partners
Acquisition Corp.                                                                             -                          -

             SPAC OFFERINGS - MAXIM GROUP LLC - OFFERING INFORMATION

                                                                                                                            UNIT
                                                 WARRANT                                                                  OFFERING
             SPAC NAME         STOCK TICKER      TICKER      UNIT TICKER   UNDERWRITER ROLE       NEW COMPANY NAME          PRICE
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Phoenix India
Acquisition Corp.                                                                             -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Alpha Security
Group Corp.                                                                  Sole Manager                                -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Bank Street Telecom
Funding                                                                                       -                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Shine Media
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
QuadraPoint
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Echo Healthcare
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Argyle Security
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Confluence Acquisition
Partners I, Inc.                                                                              -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
MDC Acquisition
Partners, Inc.                                                                                -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Manhattan Maritime
Enterprises, Inc.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Treehouse Partners Corp.                                                                      -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
DG Acquisition Corp.                                                                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Harbor Acquisition Corp.                                                                      -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Pharmamatrix
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
InterAmerican Acquisition
Group Inc.                                                                                    -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
JK Acquisition Corp.                                                                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
India Globalization Capital                                                                   -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Community Bankers
Acquisition                                                                                   -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Navitas International Corp.                                                                   -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------

                                                                                                                            UNIT
                                                 WARRANT                                                                  OFFERING
             SPAC NAME         STOCK TICKER      TICKER      UNIT TICKER   UNDERWRITER ROLE       NEW COMPANY NAME          PRICE
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
H D Partners
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
General Finance Corp.                                                                         -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Restaurant
Acquisition Partners                                                                          -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Good Harbor Partners
Acquisition Corp.                                                                             -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Global Services Partners
Acquisition Corp                                                                              -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Viceroy Acquisition Corp.                                                                     -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------
Acquicor Technology Inc                                                                       -
------------------------------ -------------- -------------- ------------- ------------------ -------------------------- ----------